UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August, 2011

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 16, 2011: Jacada Reports Second Quarter 2011 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	August 16, 2011

Jacada Reports Second Quarter 2011 Results

ATLANTA--(BUSINESS WIRE)--August 16, 2011--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions, today reported financial results for the second quarter ended June 30, 2011.

Second Quarter Highlights

  Software license revenues were $813,000, a 48% increase over second quarter 2010 software license revenues of $549,000
  Reduced net loss to $1.1 million compared to a net loss of $1.7 million in the second quarter of 2010
  Executed an agreement with a large banking and financial conglomerate in Canada for the license of Jacada’s Workspace products
  Executed an agreement with a telecommunications company providing phone, internet and video services to over 750,000 customers for the license of Jacada’s agent scripting suite of products

“Our total revenues for the second quarter of 2011 were $3.7 million, representing significant growth over the two previous quarters,” commented Tom Clear, co-chief executive officer of Jacada. “Strong software license revenues, the result of signing two new customers during the quarter, contributed to this increase in total revenue. This improvement in revenue, combined with our continued cost controls, allowed us to improve our net loss to $1.1 million during the second quarter of 2011.”

“Jacada has continued to align our products and services with the solution needs of our customers,” said Gideon Hollander, founder and co-chief executive officer of Jacada. “During the second quarter, we introduced Jacada Agent Scripting version 6.0, our call center scripting tool, and executed an agreement for the license of this product with a US based telecommunications company.”

Financial Results

For the second quarter of 2011, total revenues were $3.7 million compared to $4.5 million in the second quarter of 2010. Software revenues for the 2011 second quarter were $813,000 compared to $549,000 during the 2010 second quarter. Services revenues were $2.2 million in the 2011 second quarter and $3.3 million in the 2010 second quarter. Maintenance revenues were $678,000 and $675,000 in the 2011 and 2010 second quarters, respectively.

Gross margins were 42% and 39% of total revenues during the 2011 and 2010 second quarters, respectively. Second quarter 2011 operating expenses of $2.6 million, reflecting the cost containment measures implemented during the third quarter of 2010, were significantly less than second quarter 2010 operating expenses of $3.5 million.

The 2011 second quarter net loss was $1.1 million or ($0.26) per share compared to a net loss of $1.7 million or ($0.41) per share in the second quarter of 2010.

Conference Call Details

Management will hold a conference call to discuss the second quarter 2011 financial results at 10:30am ET on August 16, 2011. To participate in the teleconference, please call toll-free 888-713-4217 or 617-213-4869 for international callers, and provide pass code 45719168 approximately 10 minutes prior to the start time. Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=PH64B9B37. A (live audio) webcast will also be available over the Internet at www.jacada.com (under “About Us” then “Investors”) or www.earnings.com.

A replay of the teleconference will be available for three days beginning at 1:30 p.m. ET on August 16, 2011. To access the replay, dial toll-free 888-286-8010, or for international callers 617-801-6888, and provide pass code 18858758.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	Unaudited
Revenues:
Software licenses	$813	$549	$1,060	$1,130
Services	2,190	3,274	4,282	7,132
Maintenance	678	675	1,335	1,205

Total revenues	3,681	4,498	6,677	9,467

Cost of revenues:
Software licenses	12	66	75	132
Services	1,940	2,481	4,038	5,341
Maintenance	174	199	363	383

Total cost of revenues	2,126	2,746	4,476	5,856

Gross profit	1,555	1,752	2,201	3,611

Operating expenses:
Research and development	660	924	1,336	1,820
Sales and marketing	871	1,373	1,668	2,905
General and administrative	1,034	1,169	2,067	2,453

Total operating expenses	2,565	3,466	5,071	7,178

Operating loss	(1,010)	(1,714)	(2,870)	(3,567)
Financial income, net	(73)	28	(56)	49

Loss before taxes	(1,083)	(1,686)	(2,926)	(3,518)
Taxes	(2)	(1)	(3)	(1)

Net loss	$(1,085)	$(1,687)	$(2,929)	$(3,519)

Basic and diluted net loss per share	$(0.26)	$(0.41)	$(0.70)	$(0.85)

Weighted average number of shares used in computing basic and diluted net loss per share	4,159,134	4,159,134	4,159,134	4,157,545

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2011	2010
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,240	$5,945
Marketable securities	561	1,240
Trade receivables	3,834	4,081
Restricted cash	497	493
Other current assets	897	1,079

Total current assets	11,029	12,838

LONG-TERM INVESTMENTS:
Marketable securities	10,562	10,809
Severance pay fund	210	186

Total long-term investments	10,772	10,995

PROPERTY AND EQUIPMENT, NET	731	856

Total assets	$22,532	$24,689

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,543	$1,566
Deferred revenues	1,120	1,076
Accrued expenses and other liabilities	1,518	1,478

Total current liabilities	4,181	4,120

LONG-TERM LIABILITIES:
Accrued severance pay	405	366
Other long-term liabilities	4	44

Total long-term liabilities	409	410

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,930	75,829
Treasury shares at cost	(17,863)	(17,863)
Accumulated other comprehensive profit (loss)	1,098	487
Accumulated deficit	(41,283)	(38,354)

Total shareholders' equity	17,942	20,159

Total liabilities and shareholders' equity	$22,532	$24,689

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	Unaudited
Cash flows from operating activities:
Net loss	(1,085)	(1,687)	(2,929)	(3,519)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	100	123	211	247
Stock-based compensation related to options granted to employees, non-employees and directors	47	117	101	289
Increase in restricted cash	(4)		(4)
Accrued interest and amortization of premium on marketable securities	20	20	6	127
Other than temporary loss on marketable securities	159	-	205	-
Loss (gain) from sales of marketable securities	-	-	-	(9)
Increase (decrease) in accrued severance pay, net	5	(25)	16	(8)
Decrease (Increase) in trade receivables, net	(369)	2,064	352	38
Decrease in other current assets	88	799	161	764
Increase (decrease) in trade payables	264	(571)	(39)	(319)
Increase in deferred revenues	147	300	38	598
Increase (decrease) in accrued expenses and other liabilities	(51)	(20)	24	(181)
Decrease in other long-term liabilities	(20)	(19)	(40)	(39)
Other	-	(6)	15	41

Net cash provided by (used in) operating activities	(699)	1,095	(1,883)	(1,971)

Cash flows from investing activities:
Investment in available-for-sale marketable securities	-	-	-	(10,992)
Proceeds from sale and redemption of available- for-sale marketable securities	1,210	-	1,210	9,727
Decrease in restricted cash	-	157	-	141
Proceeds from sale of property and equipment	-	7	-	7
Purchase of property and equipment	(22)	(143)	(86)	(338)

Net cash provided by (used in) investing activities.	1,188	21	1,124	(1,455)

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
U.S. dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	Unaudited

Cash flows from financing activities:

Proceeds from exercise of stock options	-	-	-	75

Net cash provided by financing activities.		-		75

Effect of exchange rate changes on cash	30	(77)	54	(340)

Increase (decrease) in cash and cash equivalents	519	1,039	(705)	(3,691)
Cash and cash equivalents at the beginning of the period	4,721	7,894	5,945	12,624

Cash and cash equivalents at the end of the period	5,240	8,933	5,240	8,933

Supplemental Information: Cash and Investments

	June 30,	December 31,
	2011	2010
	Unaudited	Audited
Cash and cash equivalents cash:	5,240	5,945
Marketable securities	11,123	12,049
Restricted cash	497	493

Total cash and investments including restricted cash	$16,860	$18,487

CONTACT:
Jacada
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com